Kelso Technologies Inc. 13966 - 18B Avenue South Surrey, BC V4A 8J1 Tel: 604-590-1525

United States Securities and Exchange Commission Division of Corporate Finance 100 F Street, NE Washington, DC USA 20549	August 27, 2021

Attention:   Andi Carpenter

Dear Ms. Carpenter,

Re:	KELSO TECHNOLOGIES INC.
File No. 001-36685

Pursuant to your letter of August 27, 2021 please note the following:

1) Due to our adjusting for more than interest, taxes, and depreciation and amortization in our disclosures we will refer to the Non-GAAP measure of EBITDA as "Adjusted EBITDA" in our future filings.

Should you have any further questions, please do not hesitate to contact either Mr. Bond or myself, Richard Lee at 604-590-1525 or (lee@kelsotech.com).

Yours truly,

KELSO TECHNOLOGIES INC.

"James R. Bond"	"Richard Lee"
James R. Bond, CEO	Richard Lee, CFO